SECURITIES AND EXCHANGE COMMISSION

Washington, DC

FORM U-6B-2

Certificate of Notification

          Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Incorporated, a registered holding company (Great Plains Energy), for itself and on behalf of the following subsidiaries: Home Service Solutions Inc., KLT Inc., Great Plains Energy Services Incorporated, Innovative Energy Consultants Inc., Great Plains Power Incorporated, KLT Gas Inc., KLT Telecom Inc., Apache Canyon Gas, L.L.C., Forest City, LLC and Custom Energy Holdings, L.L.C.

          This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

Repetitive issuances of promissory notes and demand open account advances during the period of July 1, 2005 through September 30, 2005 (except as otherwise noted), among companies in the Great Plains Energy system, as identified in attachment A.

2.	Issue, renewal or guaranty:

Issue and renewal, as identified on Attachment A.

3.	Principal amount of each security:

See attachment A.

4.	Rate of interest per annum of each security:

See attachment A.

5.	Date of issue, renewal or guaranty of each security:

Various dates, as identified in attachment A.

6.	If renewal of security, give date of original issue:

As identified on Attachment A.

7.	Date of maturity of each security:

Various dates, as identified in attachment A.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

Various companies within the Great Plains Energy system, as identified in attachment A.

9.	Collateral given with each security:

None.

10.	Consideration received for each security:

The full principal amount of each borrowing.

11.	Application of proceeds of each security:

To be used for financing the existing business of the borrowers.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [X]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Dated: November 22, 2005.

Great Plains Energy Incorporated /s/Lori A. Wright Lori A. Wright Controller

Attachment A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)		Interest Rate (b)	Maturity Date	Associate company receiving funds

Great Plains Energy	Note	7/31/05	$1,152	(a)	variable	N/A	Home Service Solutions Inc.
		8/31/05	$1,138	(a)	variable	N/A
		9/30/05	$1,184	(a)	variable	N/A

Great Plains Energy	Note	7/31/05	$20,950	(a)	variable	12/15/09	KLT Inc.
		8/31/05	$1,421	(a)	variable	12/15/09
		9/14/05	$500,000		variable	12/15/09
		9/16/05	$2,500,000		variable	12/15/09
		9/30/05	$5,031	(a)	variable	12/15/09

Great Plains Energy	Note	7/05/05	$500,000		variable	12/15/09	Great Plains Energy Services Incorporated
		7/07/05	$750,000		variable	12/15/09
		7/08/05	$200,000		variable	12/15/09
		7/11/05	$50,000		variable	12/15/09
		7/31/05	$9,812	(a)	variable	12/15/09
		8/31/05	$6,989	(a)	variable	12/15/09
		9/30/05	$7,034	(a)	variable	12/15/09

Great Plains Energy	Note	7/31/05	$17,060	(a)	variable	12/15/09	Innovative Energy Consultants Inc.
		8/31/05	$17,813	(a)	variable	12/15/09
		9/30/05	$17,883	(a)	variable	12/15/09

Great Plains Energy	Demand open account	7/11/05	$51		variable	N/A	Great Plains Power Incorporated
		7/21/05	$95,342		variable	N/A
		7/29/05	$50		variable	N/A
		7/31/05	$11,040	(a)	variable	N/A
		8/31/05	$12,056	(a)	variable	N/A
		9/13/05	$51		variable	N/A
		9/30/05	$2,893		variable	N/A

KLT Gas Inc.	Demand open account	7/31/05	$105,563	(a)	variable	N/A	KLT Inc.
		8/31/05	$111,386	(a)	variable	N/A
		9/30/05	$58,000		variable	N/A
		9/30/05	$106,771	(a)	variable	N/A

KLT Energy Services Inc.	Demand open account	7/31/05	$54,955	(a)	variable	N/A	KLT Inc.
		8/31/05	$57,986	(a)	variable	N/A
		9/30/05	$56,320	(a)	variable	N/A

KLT Energy Services Inc.	Demand open account	7/29/05	$43,913		variable	N/A	Custom Energy Holdings, L.L.C.
		7/31/05	$5,554	(a)	variable	N/A
		8/31/05	$30,053		variable	N/A
		8/31/05	$2,089	(a)	variable	N/A
		9/30/05	$918	(a)	variable	N/A

Associate company advancing funds	Type	Date of Issue/ Advance	Amount of Advance (rounded to nearest dollar)		Interest Rate (b)	Maturity Date	Associate company receiving funds

KLT Gas Operating Company	Demand open account	7/31/05	$5,622	(a)	variable	N/A	KLT Gas Inc.
		8/31/05	$5,932	(a)	variable	N/A
		9/30/05	$5,970	(a)	variable	N/A

KLT Inc.	Demand open account	7/31/05	$18,422	(a)	variable	N/A	Home Service Solutions Inc.
		8/31/05	$19,374	(a)	variable	N/A
		9/30/05	$19,394	(a)	variable	N/A

KLT Inc.	Demand open account	7/08/05	$130,000		variable	N/A	KLT Telecom Inc.
		7/31/05	$409,682	(a)	variable	N/A
		8/31/05	$432,719	(a)	variable	N/A
		9/14/05	$5,000		variable	N/A
		9/30/05	$435,609	(a)	variable	N/A

KLT Gas Inc.	Demand open account	7/31/05	$41,586	(a)	variable	N/A	Apache Canyon Gas, L.L.C.
		8/31/05	$43,880	(a)	variable	N/A
		9/30/05	$44,317	(a)	variable	N/A

KLT Gas Inc.	Demand open account	7/31/05	$11,412	(a)	variable	N/A	Forest City, LLC
		8/31/05	$11,602	(a)	variable	N/A
		9/30/05	$11,638	(a)	variable	N/A

Far Gas Acquisitions Corporation	Demand open account	7/31/05	$52,045	(a)	variable	N/A	KLT Gas Inc.
		8/31/05	$54,916	(a)	variable	N/A
		9/30/05	$55,272	(a)	variable	N/A

KLT Investments Inc.	Demand open account	7/31/05	$134,226	(a)	variable	N/A	KLT Inc.
		8/31/05	$11,140	(a)	variable	N/A
		9/30/05	$2,194	(a)	variable	N/A

KLT Investments II Inc.	Demand open account	7/31/05	$32,566	(a)	variable	N/A	KLT Inc.
		8/31/05	$31,100	(a)	variable	N/A
		9/30/05	$31,086	(a)	variable	N/A

(a) Represents interest accrual.

(b) Variable interest rate based on Great Plains Energy revolving credit facility.